SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934

CHINA JO-JO DRUGSTORES, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

16949A206

(CUSIP Number)

Lei Liu
c/o China Jo-Jo Drugstores, Inc.
1st Floor, Yuzheng Plaza,
No. 76 Yuhuangshan Road
Zhejiang Province,
Hangzhou, People’s Republic of China 310002
(8620) 8739-1718

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2014

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LEI LIU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	source of funds PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 801,482 SHARES
	8.	SHARED VOTING POWER 6,030,000 SHARES*
	9.	SOLE DISPOSITIVE POWER 801,482 SHARES
	10.	SHARED DISPOSITIVE POWER 6,030,000 SHARES
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,831,482 SHARES*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14.	TYPE OF REPORTING PERSON IN

* As a director and 39% owner of Super Marvel Limited, which owns the shares, Mr. Lei Liu may be deemed to share voting and dispositive power with respect to 6,030,000 shares. Mr. Lei Liu reported his initial holding through Super Marvel Limited on Schedule 13D jointly filed by Super Marvel Limited, Ms. Li Qi and Mr. Chong’an Jin on September 17, 2009.

ITEM 1.	SECURITY AND ISSUER

This statement relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of China Jo-Jo Drugstores, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 1st Floor, Yuzheng Plaza, No. 76, Yuhuangshan Road Hangzhou, Zhejiang Province, People’s Republic of China 310002.

ITEM 2.	IDENTITY AND BACKGROUND.

The name of the person filing this statement is Lei Liu (the “Reporting Person”).

The Reporting Person is the chief executive officer of the Issuer.  He is a citizen of the People’s Republic of China. His principal business address is 1st Floor, Yuzheng Plaza, No. 76, Yuhuangshan Road Hangzhou, Zhejiang Province, People’s Republic of China 310002.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

During the past two years, the Reporting Person personally lent approximately $941,613 to the Company to facilitate its payments of professional fees in the United States due to the restriction on currency conversion between Renminbi and U.S. dollars. In consideration of this debt, the Company issued 619,482 shares of the Company’s Common Stock to the Reporting Person on July 2, 2014.

ITEM 4.	PURPOSE OF TRANSACTION.

During the past two years, the Reporting Person personally lent approximately $941,613 to the Company to facilitate its payments of professional fees in the United States due to the restriction on currency conversion between Renminbi and U.S. dollars. In consideration of this debt, the Company issued 619,482 shares of the Company’s Common Stock to the Reporting Person on July 2, 2014.  The Company's audit committee and the board of directors approved the issuance to the Reporting Person based on the fair market value, being the closing stock price of the Company's common stock traded on NASDAQ on July 1, 2014. The certificate for the shares bear a standard legend under the Securities Act of 1933, as amended.

Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on July 2, 2014, the Issuer had 15,035,504 shares of Common Stock issued and outstanding. The Reporting Person may be deemed to beneficially own 6,030,000 shares, or approximately 40.1% of the Company’s Common Stock held directly by Super Marvel Limited, of which the Reporting Person is the executive director and a shareholder, and as such, is deemed to have or share voting and investment controls over such shares.

Super Marvel Limited directly owns 6,030,000 shares of the Company’s Common Stock. As a result of the Reporting Person’s ownership interest (39%) in Super Marvel Limited, both Super Marvel Limited and the Reporting Person may be deemed to share voting and/or dispositive power over such 6,030,000 shares and beneficially own such stock.

In addition to the Reporting Person’s beneficial ownership of such shares by virtue of his interest in Super Marvel Limited, the Reporting Person owns the following –

160,000 shares of Common Stock that were granted to the Reporting Person as a restricted stock award under the Company's 2010 Equity Incentive Plan and, pursuant to the Restricted Stock Award Agreement between the Reporting Person and the Company dated as of December 31, 2013, vested immediately.

22,000 shares granted as a restricted stock award under the Company's 2010 Equity Incentive Plan that, pursuant to the Restricted Stock Award Agreement between the Reporting Person and the Company dated as of January 16, 2012, will vest on January 16, 2015;

Except for the issuance of 619,482 shares of the Company’s Common Stock on July 2, 2014 to the Reporting Person, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

 None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 15, 2014

/s/ Lei Liu
Lei Liu